Exhibit 1

FOR IMMEDIATE RELEASE	29 December 2010

WPP PLC ("WPP")

WPP acquires a majority stake in RMS, a leading custom research network in Africa

WPP announces that it has agreed to acquire a majority stake in the Research and Marketing Services group of companies (“RMS”), the largest custom research network across West and Central Africa. WPP has made the acquisition through the TNS network, part of Kantar, WPP's consumer insight arm.

Founded in 1980 in Lagos, RMS is a full service research agency, providing unique knowledge and understanding of the African market in market and social research. RMS services many multinational clients in sectors including consumer goods, financial services, telecoms and social research. Key clients and partners include Cadbury, Coca-Cola, Diageo, Heineken, MTN, Nigerian Breweries and Unilever. Operating from a hub in Lagos, Nigeria and with offices in Cameroon, Senegal, Ghana, Kenya, the Ivory Coast and the UK, the network employs 225 people.

RMS's unaudited consolidated revenue for the year ended 31 December 2009 was approximately $12.6 million, with unaudited consolidated gross assets at the same date of approximately $7.7 million.

The acquisition of a majority stake in RMS will form the TNS RMS network across West and Central Africa to expand the existing TNS Africa network.

This investment continues WPP’s strategy of investing in consumer insight businesses in fast growing markets and sectors and is subject to obtaining regulatory approvals.

ENDS

For further information, contact:

Feona McEwan, WPP
+44 (0)20 7408 2204
Email: fmcewan@wpp.com